Veren Announces Strategic Infrastructure Transaction

September 9, 2024 | Calgary, AB

Veren Inc. ("Veren", or the "Company") (TSX and NYSE: VRN) is pleased to announce it has entered into a strategic long-term partnership with Pembina Gas Infrastructure ("PGI") related to certain infrastructure assets in the Alberta Montney and will receive net cash proceeds of $400 million related to this transaction.

KEY HIGHLIGHTS

- Directing $400 million of proceeds toward debt reduction, resulting in total expected debt reduction of $1.3 billion in 2024.
- Gaining operatorship of additional oil battery sites, further enhancing efficiencies and reducing operating costs.
- Renegotiated and consolidated multiple prior agreements resulting in reduced fees.
- Receiving priority access for all products and firm processing for 100 percent of capacity at Patterson Creek Gas Plant.
- Option to design, construct and operate certain future infrastructure assets with PGI funding up to $300 million.

TRANSACTION DETAILS AND STRATEGIC PARTNERSHIP SYNERGIES

Veren and PGI have entered into a transaction for certain infrastructure assets in the Alberta Montney which includes the Company selling to PGI primarily all its working interest in four oil battery sites in the Gold Creek and Karr areas, while maintaining full operatorship of these sites. In addition, Veren will acquire full operatorship of four oil battery sites which are currently operated by PGI. The Company will also acquire firm processing commitment for 100 percent of capacity at the Patterson Creek Gas Plant and will receive priority access for all its products at the oil battery sites, further enhancing Veren's long-term execution in the area. PGI, a joint venture between Pembina Pipeline Corporation and KKR, is an established industry midstream partner with extensive infrastructure and midstream assets within Veren's Alberta Montney and Kaybob Duvernay plays and has a track record of safe and reliable operations.

The Company and PGI also renegotiated and consolidated multiple prior agreements for gathering and processing of Veren's products in the Alberta Montney, resulting in a new agreement with lower fees. The Company has agreed to an amended area of dedication and a 15 year take-or-pay commitment at the oil battery sites with PGI, which will result in an annual fee of $35 million, net of re-contracted lower gathering and processing fees. This does not include synergies related to enhanced efficiencies and further reduction in operating costs that Veren expects as a result of fully operating all the related oil battery sites in its Alberta Montney assets.

As part of this transaction, the Company will receive net cash proceeds of $400 million at closing.

PGI has also granted Veren an option to design, construct and operate certain future infrastructure development in the Company's Alberta Montney area and agreed to fund up to $300 million with Veren entering into an additional take-or-pay commitment with similar terms to this transaction. This will allow the Company to reduce its future capital expenditures related to facility expansions.

Including the impact from a reduction in Veren's future capital expenditures related to facility expansions funded by PGI and expected interest expense savings due to the immediate reduction in debt as a result of this transaction, the Company's expected cumulative five-year after-tax excess cash flow remains unchanged, while reducing its net debt by $400 million.

This transaction is expected to close in fourth quarter 2024 and is subject to customary closing conditions. CIBC Capital Markets is acting as financial advisor and BMO Capital Markets is acting as strategic advisor to Veren in relation to this transaction.

BALANCE SHEET STRENGHTENING

The Company will direct the $400 million of net cash proceeds from the transaction toward further debt reduction. Veren expects its year-end 2024 net debt to total $2.4 billion, based on current commodity prices, resulting in a total reduction of $1.3 billion in 2024.

OUTLOOK

As a result of higher-than-expected production from the Company's multi-well pads in the Gold Creek West area of its Alberta Montney in 2024, Veren plans to accelerate facility capacity expansion on its retained oil battery site in the area that is fully owned and operated by the Company from 2025 to fourth quarter 2024. Production from this area is expected to be temporarily impacted as the expansion takes place. Veren's production was also temporarily impacted in third quarter 2024 by unplanned turnaround activity and third-party facilities downtime. As a result, the Company is narrowing its full year 2024 production guidance range to

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Net debt and development capital expenditures are specified financial measures. Refer to the Advisory.

192,500 to 197,500 boe/d (from 191,000 to 199,000 boe/d), with the mid-point of the production guidance range remaining unchanged. Veren's 2024 development capital expenditures budget of $1.4 billion to $1.5 billion also remains unchanged.

The Company is committed to its strategic priorities of operational execution, strengthening its balance sheet and increasing its return of capital.

2024 GUIDANCE

	Prior	Revised
Total Annual Average Production (boe/d) (1)	191,000 - 199,000	192,500 - 197,500

Capital Expenditures		
Development capital expenditures ($ millions)	$1,400 - $1,500	$1,400 - $1,500
Capitalized administration ($ millions)	$40	$40
Total ($ millions) (2)	$1,440 - $1,540	$1,440 - $1,540

Other Information for 2024 Guidance		
Reclamation activities ($ millions) (3)	$40	$40
Capital lease payments ($ millions)	$20	$25
Annual operating expenses ($/boe)	$12.50 - $13.50	$12.50 - $13.50
Royalties	10.00% - 11.00%	10.00% - 11.00%

1) The revised total annual average production (boe/d) is comprised of approximately 65% Oil, Condensate & NGLs and 35% Natural Gas

2) Land expenditures and net property acquisitions and dispositions are not included. Revised development capital expenditures is allocated on an approximate basis as follows: 90% drilling & development and 10% facilities & seismic

3) Reflects Veren's portion of its expected total budget

RETURN OF CAPITAL OUTLOOK

Base Dividend	
Current quarterly base dividend per share	$0.115
Total Return of Capital	
% of excess cash flow (1)	~60%

1) Total return of capital is based on a framework that targets to return to shareholders 60% of excess cash flow on an annual basis

Advisory

Specified Financial Measures

Throughout this press release the Company uses the terms "net debt" and "development capital expenditures", which are specified financial measures under National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure. These terms do not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS") and, therefore, may not be comparable with the calculation of similar measures presented by other issuers. For information on the composition of these measures and how the Company uses these measures, refer to the Specified Financial Measures section of the Company's MD&A for the period ended June 30, 2024, which section is incorporated herein by reference, and available on SEDAR+ at www.sedarplus.com, or EDGAR at www.sec.gov/edgar and on our website at www.vrn.com. There are no significant differences in the calculations between historical and forward-looking specified financial measures.

For the three months ended June 30, 2024, development capital expenditures was $350.6 million. The most directly comparable financial measure for development capital expenditures disclosed in the Company's financial statements is development capital and other expenditures, which for the three months ended June 30, 2024 was $387.7 million. At June 30, 2024, net debt was $2.96 billion. The most directly comparable financial measure for net debt disclosed in the Company's financial statements is long-term debt, which at June 30, 2024 was $2.84 billion.

Management believes the presentation of the specified financial measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis. This information should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulations (collectively, "forward-looking statements"). Forward-looking statements are usually accompanied by words such as "anticipate", "expect", "believe", "will", "may", "intend", or other similar expressions, but these expressions are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining to, among other things, the following: use of the infrastructure disposition proceeds; total 2024 debt reduction; expected synergies and benefits from the infrastructure transactions and related agreements; net debt reduction; unchanged cumulative five-year after-tax excess cash flow; timing for closing of the transaction; accelerated facility capacity expansion on its retained oil battery site and production impact; benefits of the option to design, construct and operate certain future infrastructure development in the Company's Alberta Montney area; 2024 production and capital guidance; strategic priorities; Veren's 2024 production and development capital expenditures guidance; and other information for Veren's 2024 guidance, including capitalized administration, reclamation activities, capital lease payments, annual operating expenses and royalties; and return of capital outlook, including base dividend, and the additional return of capital targeted as a percentage of excess cash flow.

All forward-looking statements are based on Veren's beliefs and assumptions based on information available at the time the assumption was made. Veren believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2023 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2023, under the headings "Risk Factors" and "Forward-Looking Information" and for the three and six months ended June 30, 2024, under the headings "Risk Factors" and "Forward-Looking Information". The material assumptions are disclosed in the Management's Discussion and Analysis for the year ended December 31, 2023, under the headings "Capital Expenditures", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Risk Factors" and "Changes in Accounting Policies" and in the Management's Discussion and Analysis for the three and six months ended June 30, 2024, under the headings "Overview", "Commodity Derivatives", "Liquidity and Capital Resources", "Guidance", "Royalties" and "Operating Expenses". In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, pandemics, and blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; the impacts of drought, wildfires and severe weather events; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general; changes in interest rates and inflation; uncertainties associated with regulatory approvals; geopolitical conflicts, including the Russian invasion of Ukraine and the conflict between Israel and Hamas; uncertainty of government policy changes; the impact of the implementation of the Canada-United States-Mexico Agreement; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of the Company. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Veren's future course of action depends on management's assessment of all information available at the relevant time.

Included in this press release are Veren's 2024 guidance in respect of capital expenditures and average annual production which is based on various assumptions as to production levels, commodity prices and other assumptions and are provided for illustration only and are based on budgets and forecasts that have not been finalized and are subject to a variety of contingencies including prior years' results. The Company's return of capital framework is based on certain facts, expectations and assumptions that may change and, therefore, this framework may be amended as circumstances necessitate or require. To the extent such estimates constitute a "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation, such information has been approved by management of Veren. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Additional information on these and other factors that could affect Veren's operations or financial results are included in Veren's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein. Veren undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Veren or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

The forward-looking information herein is expressly qualified by the foregoing cautionary statements.

FOR MORE INFORMATION ON VEREN, PLEASE CONTACT:

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020

Address: Veren Inc. Suite 2000, 585 - 8th Avenue S.W. Calgary AB │T2P 1G1

www.vrn.com